EMGOLD MINING CORPORATION

(an exploration stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2008 and 2007

(expressed in United States dollars)

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Balance Sheets

(expressed in United States dollars)

	September 30, 2008	December 31, 2007
Assets

Current assets
Cash and cash equivalents	$ 228,141	$ 176,881
Short-term investments	1,096,598	4,640,637
Accounts receivable	40,219	103,147
Due from related party (note 7)	--	100,493
Prepaid expenses and deposits	241,174	260,463
	1,606,132	5,281,621

Other	7,577	8,061
Due from related party (note 7) Equipment (note 5)	137,927 133,659	-- 274,565
Mineral property interests (note 3)	984,933	942,448

	$ 2,870,228	$ 6,506,695

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 183,647	$ 325,924
Due to related parties (note 7)	313,965	386,369
Capital lease obligation (note 4)	6,242	5,843
	503,854	718,136
Capital lease obligation (note 4)	20,931	25,661
Preference shares (notes 6 and 7)	707,793	750,624
	1,232,578	1,494,421
Shareholders’ equity
Common shares	38,397,699	38,231,882
Preference shares (note 6)	90,902	90,902
Warrants	3,021,773	3,049,862
Contributed surplus	3,200,021	2,972,267
Deficit	(42,495,289)	(38,755,183)
Accumulated other comprehensive income	(577,456)	(577,456)
	1,637,650	5,012,274

	$ 2,870,228	$ 6,506,695

Basis of presentation and operations (note 1)

Commitments (note 4)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“Sargent H. Berner”

Director

Director

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Expenses
Amortization	$ 11,441	$ 19,792	$ 34,504	$ 65,194
Accretion of debt portion of preference shares	3,291	3,282	10,105	9,330
Ceramext ® expenses (note 9)	124,152	179,988	323,117	506,778
Exploration expenses (note 8)	624,403	877,074	1,856,534	2,134,473
Foreign exchange loss	50,239	58,508	133,938	72,908
Finance expense	13,888	13,971	42,682	39,910
Legal, accounting and audit	54,398	(1,041)	124,100	85,909
Management and consulting fees	40,592	15,139	155,372	33,838
Office and administration	76,403	79,908	264,540	242,092
Other consulting	--	--	--	18,844
Provision for doubtful accounts Salaries and benefits	250,000 89,090	-- 104,841	250,000 264,563	-- 363,775
Stock-based compensation	6,874	--	174,840	--
Shareholder communications	62,765	40,907	152,473	166,848
Travel	2,462	22,243	18,602	90,287
	1,409,998	1,414,612	3,805,370	3,830,186
Other income
Interest income	(16,460)	(5,754)	(65,264)	(33,970)
Loss for the period	(1,393,538)	(1,408,858)	(3,740,106)	(3,796,216)
Future income tax (expense) / recovery	--	(26,317)	--	221,734
Loss for the period	(1,393,538)	(1,435,175)	(3,740,106)	(3,574,482)
Deficit, beginning of period	(41,101,751)	(35,058,361)	(38,755,183)	(32,919,054)

Deficit, end of period	$ (42,495,289)	$ (36,493,536)	$ (42,495,289)	$ (36,493,536)

Loss per share – basic and diluted	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.04)

Weighted average number of common shares outstanding	157,519,642	85,535,482	157,228,540	84,357,802
Total common shares outstanding at end of period	157,519,642	138,213,475	157,519,642	138,213,475

Interim Statements of Comprehensive Income

	Three months ended September 30, 2008	Three months ended September 30, 2007	Nine months ended September 30, 2008	Nine months ended September 30, 2007
Loss for the period before comprehensive income	$ (1,393,538)	$ (1,435,175)	$ (3,740,106)	$ (3,574,482)
Other comprehensive income	--	--	--	--
Comprehensive loss for the period	$ (1,393,538)	$ (1,435,175)	$ (3,740,106)	$ (3,574,482)

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Interim Consolidated Statements of Shareholders’ Equity
Nine months ended September 30, 2008

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Warrants	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2006	83,759,406	$33,062,945	$90,902	$1,085,434	$2,412,930	$(577,456)	$(32,919,054)	$3,155,701
Future income tax – flow through shares	--	(221,734)	--	--	--	--	--	(221,734)
Private placement at Cdn$0.11 less share issue costs	72,730,236	5,390,671	--	1,964,428	--	--	--	7,355,099
Stock based compensation	--	--	--	--	559,337	--	--	559,337
Loss for the year	--	--	--	--	--	--	(5,836,129)	(5,836,129)
Balance, December 31, 2007	156,489,642	38,231,882	90,902	3,049,862	2,972,267	(577,456)	$ (38,755,183)	5,012,274
Loss for the period	--	--	--	--	--	--	(3,740,106)	(3,740,106)
Warrants exercised	392,500	67,553	--	(18,671)	--	--	--	48,882
Agents’ warrants exercised	550,000	79,048	--	(9,418)	--	--	--	69,630
Stock options granted	--	--	--		233,955	--	--	233,955
Stock options exercised	87,500	19,216	--		(6,201)	--	--	13,015
Balance, September 30, 2008	157,519,642	$38,397,699	$90,902	$3,021,773	$3,200,021	$ (577,456)	$(42,495,289)	$1,637,650

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Interim Consolidated Statements of Cash Flows

(expressed in United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Cash provided by (used for):
Operations:
Loss for the period	$ (1,393,538)	$ (1,435,175)	$ (3,740,106)	$ (3,574,482)
Items not involving cash
Amortization	87,671	42,645	151,316	125,846
Gain on sale of fixed assets	--	(3,298)	--	(3,298)
Accretion of debt component of preference shares	3,291	3,282	10,105	9,330
Increase in provision for doubtful accounts	250,000	--	250,000	--
Unrealized foreign exchange loss (gain)	(30,530)	49,139	(52,452)	108,623
Recovery of future income taxes	--	25,000	--	(221,734)
Stock-based compensation	6,874	--	233,955	--
Changes in non-cash operating working capital
Accounts receivable	16,609	(10,912)	62,928	(36,071)
Due to/from related parties	(30,006)	238,069	(359,838)	606,926
Prepaid expenses and deposits	76,129	101,967	19,289	47,313
Accounts payable and accrued liabilities	(58,904)	288,135	(142,277)	337,614
	(1,072,404)	(701,148)	(3,567,080)	(2,599,933)

Investing activities:
Mineral property acquisition costs	(22,485)	--	(42,485)	(15,094)
Equipment additions	(5,245)	--	(10,410)	(17,556)
Redemption of short term investments	1,163,871	(2,105,264)	3,544,039	(2,644,052)
Proceeds on disposition of prototype equipment	--	--	--	10,000
	1,136,141	(2,105,264)	3,491,144	(2,666,702)

Financing activities:
Common shares issued for cash	--	3,575,582	131,527	3,685,981
Capital lease payments	(1,473)	(1,349)	(4,331)	(4,331)
	(1,473)	3,574,233	127,196	3,681,650
Decrease in cash and cash equivalents during the period	62,264	767,821	51,260	(1,584,985)
Cash, beginning of period	165,877	151,571	176,881	2,504,377
Cash, end of period	$ 228,141	$ 919,392	$ 228,141	$ 919,392

See accompanying notes to interim consolidated financial statements.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

1.

Basis of presentation and operations:

The accompanying consolidated financial statements for the three-month and nine-month periods ended September 30, 2008 and 2007, have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented.  The consolidated financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year and have been prepared using Canadian GAAP applicable to a going concern.

These consolidated financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2007.

As at September 30, 2008, the Company has no source of operating cash flow and has an accumulated deficit of 42,495,289.  In addition, the Company has working capital, which is defined as current assets less current liabilities, of $1,102,278 and has capitalized $984,933 in acquisition costs related to the Rozan, Stewart, Jazz and Idaho-Maryland mineral property interests.  The Company had a loss of $1,393,538 for the three-month period ended September 30, 2008 and a loss of $3,740,106 for the nine-month period ended September 30, 2008.  Operations for the three-month and nine-month periods ended September 30, 2008, have been funded primarily from the redemption of the Company’s short-term investments.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The Company’s current financial position and forecast cash flow requirements for the next year to meet its mineral property requirements and corporate requirements indicate that there is substantial doubt about the ability of the Company to continue as a going concern.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing. There is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the amounts of assets and liabilities, the reported revenues and expenses and balance sheet classifications that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

2.

Accounting policies:

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these financial statements except that the Company has adopted the following Canadian Institute of Chartered Accountants guidelines effective for the Company’s first interim period commencing January 1, 2008:

a) Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed including (i) an entity’s objectives, policies and processes for managing capital, (ii) quantitative data about what an entity considers capital, (iii) whether the entity is in compliance with capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

b) Financial instruments disclosures

The CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements. This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

As of September 30, 2008, the Company’s carrying values of cash, short-term investments, accounts receivable, and accounts payable approximate their fair market values.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investments, and accounts receivable.  The Company deposits cash and short-term investments with Canadian chartered banks with a credit rating of R-1 High or equivalent.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

2.

New accounting pronouncements (continued):

Liquidity risk

The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital to meet short-term obligations.

Market risks

The significant market risks to which the Company is exposed include commodity price risk, interest rate risk and foreign exchange risk.

•

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risk associated with fluctuations in the market price of gold.

•

Interest rate risk

Included in the loss for the period in these financial statements is interest income on Canadian dollar cash and short-term investments.  A fluctuation in average interest rates throughout the year of 10 basis points (0.1% increase or decrease), would have only a nominal impact on operations of the Company.

•

Foreign exchange risk

As at September 30, 2008, most of the Company’s cash and short-term investments were held in Canadian dollars.  The Company’s functional and reporting currency is the United States dollar.  As a result, the Company is exposed to foreign currency risk from fluctuations in the Canadian dollar relative to the United States dollar.

c) General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The changes were effective for interim and annual financial statements beginning January 1, 2008.

d) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be estimated at this time.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

3.

Mineral property interests:

The acquisition costs of the Company’s interests in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	September 30, 2008	December 31, 2007
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,821	120,821
Jazz Property, British Columbia	75,169	55,169
Stewart Property, British Columbia	192,757	170,272
	$ 984,933	$ 942,448

Idaho-Maryland Property, California

The term of the initial lease on the Idaho-Maryland property, as amended in fiscal 2002 was for a period of five years, commencing on September 1, 2002, and ending on May 31, 2007.  The owners granted the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2008 is $5,194,127, and is increased by 3% each lease-year.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south-eastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares. The property is subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($65,000 paid to date) to the optioner over a ten-year period.  Upon completion of the above cash payments, the Company will earn the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optioner of a 3.0% NSR and the completion of Cdn$75,000 in

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

exploration work on the property within two years from the date of the agreement (completed). The Company will have the right to purchase 66⅔% of the NSR from the optioner for $1,000,000 at any time up to and including the commencement of commercial production.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and amended in 2006, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company earned a 100% interest in the property by making payments totalling Cdn$104,000 (paid) and issuing 260,000 common shares (issued). The Company is vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optioners. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in south-eastern British Columbia.

4.

Capital lease obligation:

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At September 30, 2008, future minimum lease payments under capital leases are $27,173, including $8,364 of anticipated interest payments, payable monthly.  The current portion is $6,242.

5.

  Property and equipment:

September 30, 2008	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 215,565	$ 33,907
Office furniture and equipment	81,451	52,803	28,648
Research equipment	163,466	127,773	35,693
Computer hardware and software	128,237	115,120	13,117
Leasehold improvements	127,324	126,388	936
Vehicle – held under capital lease	38,833	17,475	21,358
Total	$ 788,783	$ 655,124	$ 133,659

December 31, 2007	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 146,719	$ 102,753
Office furniture and equipment	77,018	41,675	35,343
Research equipment	163,466	78,732	84,734
Computer hardware and software	122,260	102,721	19,539
Leasehold improvements	127,324	122,311	5,013
Vehicle – held under capital lease	38,833	11,650	27,183
Total	$ 778,373	$ 503,808	$ 274,565

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

Research equipment is being used for research and development of the Ceramext® Process. During the three-month period ended September 30, 2008, the Company accelerated depreciation on equipment related to the Ceramext ® Process resulting in an additional depreciation charge of $57,138.

6.

Share capital:

Authorized

Unlimited number of common shares without par value.

Unlimited number of first preference shares without par value.

Preference shares

Equity portion of Class A Preference Shares	Number of Shares	Amount
Balance, December 31, 2007	3,948,428	$ 90,902
Balance, September 30, 2008	3,948,428	90,902
Debt Portion of Class A Preference Shares	September 30, 2008	December 31, 2007
Balance, beginning of period	$ 750,624	$ 626,724
Accretion of debt	10,105	12,822
Foreign exchange (gain) / loss on debt	(52,936)	111,078
	(42,831)	123,900
Balance, end of period	$ 707,793	$ 750,624

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At September 30, 2008, $303,511 (December 31, 2007 - $284,146) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

Stock options:

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares, or 15,751,964 common shares.  During the nine-month period ended September 30, 2008, 1,083,000 stock options expired with exercise prices between $0.15 and $1.00 and 82,500 stock options were exercised by an officer of the Company with an exercise price of $0.15.  At September 30, 2008, 14,552,500 stock options were outstanding, exercisable for periods up to ten years.

On May 12, 2008, the Company granted 1,900,000 stock options to employees at an exercise price of $0.20, with an expiry date of May 12, 2013.  The fair value of the stock options granted was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.60%; expected life – 4.1 years; expected volatility – 78%; and a weighted average fair value per option granted of Cdn$0.12. The options vested immediately under the Company’s 2005 10% rolling Stock Option Plan.

On May 12, 2008, the Company also granted 200,000 stock options to a consultant at an exercise price of $0.20, with an expiry date of May 12, 2013.  The fair value of the stock option granted was estimated on the date of grant using a Black-Scholes option-pricing model with weighted average assumptions as follows: risk-free interest rate – 3.60%; expected life – 4.1 years; expected volatility – 78%; and a weighted average fair value per option granted of $0.12. The options vest straight-line over a 12 month-period.

The following table summarizes information about the stock options outstanding at September 30, 2008:

Exercise Price	Number Outstanding and Exercisable at September 30, 2008	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	0.65 years
Cdn$0.10	390,000	3.03 years
Cdn$1.00	2,210,000	5.14 years
Cdn$0.90	1,340,000	5.78 years
Cdn$0.36	100,000	1.74 years
Cdn$0.29	690,000	3.15 years
Cdn$0.15	7,552,500	4.20 years
Cdn$0.20	2,100,000	4.62 years
	14,552,500	4.41 years

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

Share purchase warrants

As at September 30, 2008, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,519,569	Cdn$0.15	September 27, 2009
3,393,323	Cdn$0.11	March 27, 2009
3,393,323*	Cdn$0.15	March 27, 2009
7,358,000	Cdn$0.15	October 5, 2009
416,080	Cdn$0.11	April 5, 2009
416,080*	Cdn$0.15	April 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
622,400	Cdn$0.11	April 12, 2009
622,400*	Cdn$0.15	April 12, 2009
99,778,065	Weighted Average Exercise Price: Cdn$0.19

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

The following table summarizes warrant transactions for the year ended December 31, 2007 and the nine-month period ended September 30, 2008.

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2006	37,099,823	$0.56
Cancelled	(18,360,000)	$0.70
Granted	82,693,842	$0.15
Balance, December 31, 2007	101,433,665	$0.20
Exercised	(942,500)	$0.12
Expired	(713,100)	$1.00
Balance, September 30, 2008	99,778,065	$0.19

During the nine months ended September 30, 2008, 392,500 warrants were exercised at an exercise price of $0.15 and 550,000 agent’s warrants were exercised at a price of $0.11. 713,100 warrants with an exercise price of $1.00 expired.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

7.

Related party transactions and balances

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares (note 6).

Balances receivable from (d):	September 30, 2008	December 31, 2007
LMC Management Services Ltd. (a)	$ 387,927	$ 100,493
Provision for doubtful accounts	$ (250,000)	--
Net balances receivable from (d)	137,927	100,493
Balances payable to:
Directors, officers and employees	$ 313,965	$ 386,369

Related party transactions in these interim consolidated financial statements are as follows:

(a)

During the nine months ended September 30, 2008, $392,978 (2007 - $603,516) was incurred in management, administrative, geological and other services provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  At September 30, 2008, two companies obtaining management services from LMC, ValGold Resources Ltd. (VAL) and Cream Minerals Inc. (CMA) are currently in arrears to the maximum allowable period under the terms of the agreement with LMC.  VAL and CMA are also related to the Company through common directors.  The Company has advanced cash in excess of its estimated working capital under the agreement in support of VAL and CMA. As amounts have been outstanding longer than three months, the entire receivable has been reclassified as long term.  A provision for doubtful accounts has also been recorded against this balance in the amount of $250,000.  The provision has been established given the uncertainty of recovering the entire balance as VAL and CMA may have difficulty raising additional capital, disposing of mineral property interests, and liquidating investment positions in the current economic environment.  If VAL and CMA are unable to pay costs of shared employees and services, the Company would have to outsource certain services currently performed by LMC employees or absorb additional salaries, benefits and overhead.  The recoverability of the balance will continue to be assessed over the next few months.

(b)

Consulting fees of $65,326 (2007 – $39,324) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  Consulting fees of $57,973 (2007 –$Nil) were also paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(c)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are described in note 6.

(d)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in note 6.

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

8.

Exploration expenses:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ --	$ 2,406	$ --	$ 2,465
Community relations	23,990	20,548	63,232	46,019
Geological and geochemical	148,963	115,663	436,427	366,853
Land lease and taxes	75,753	75,000	228,783	251,844
Mine planning	336,925	225,121	796,712	916,623
Site activities	38,772	68,467	200,496	190,236
Stock-based compensation	--	--	59,115	--
Transportation	--	2,464	6,191	4,470
Incurred during the period	624,403	509,669	1,790,956	1,778,510
Rozan Property, British Columbia
Exploration costs
Assays and analysis	--	179	--	179
Drilling	--	1,629	--	1,629
Geological and geochemical	--	4,974	22,678	5,834
Site activities	--	1,368	95	1,619
Transportation	--	258	--	258
Assistance and recoveries	--	--	900	(294)
Incurred during the period	--	8,408	23,673	9,225
Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	20,343	--	20,343
Drilling	--	262,044	--	262,044
Geological and geochemical	--	35,833	30,029	35,870
Site activities	--	5,349	158	5,512
Transportation	--	26,082	--	26,082
Assistance and recoveries	--	--	11,079	(12,465)
Incurred during the period	--	349,651	41,266	337,386
Jazz Property, British Columbia
Exploration costs
Geological and geochemical	--	9,265	479	9,534
Site activities	--	81	160	125
Assistance and recoveries	--	--	--	(307)
Incurred during the period	--	9,346	639	9,352
Exploration costs incurred during the period	$ 624,403	$ 877,074	$ 1,856,534	$ 2,134,473

The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to Interim Consolidated Financial Statements

For the three and nine month periods ended September 30, 2008 and 2007

(expressed in United States dollars)

9.

Ceramext® expenses:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007
Ceramext® expenses
Amortization of equipment	$ 76,230	$ 18,715	$ 116,812	$ 60,524
Ceramext® technology royalties	40,000	20,000	120,000	60,000
Consulting and legal fees	7,922	3,373	61,982	4,780
Engineering salaries	--	115,647	--	286,582
Office and administration	--	--	23,822	--
Site costs	--	21,991	--	86,792
Other	--	262	501	8,100
Incurred during the period	$ 124,152	$ 179,988	$ 323,117	$ 506,778